MAINSTAY FUNDS TRUST
51 MADISON AVENUE
NEW YORK, NY 10010

May 9, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: MainStay Funds Trust
Registration Numbers: (333-160918 and 811-22321)

Dear Sir/Madam:

Submited electronically for filing pursuant to Rule 485(a) are the Prospectus and Statement of Additional Information for the MainStay PineStone Global Equity Fund, MainStay PineStone International Equity Fund and MainStay PineStone U.S. Equity Fund, each a new series of MainStay Funds Trust (the “Trust”), filed as Post-Effective Amendment No. 182 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 190 under the Investment Company Act of 1940, as amended.

Please direct any questions concerning the registration statement to Thomas Humbert at (973) 610-0124 (thomas_humbert@nylim.com) or Brian McGrady at (201) 744-3598 (brian_j_mcgrady@newyorklife.com).

Sincerely,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.
Assistant Secretary